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SEC FILE NUMBER
8-67445

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
AUG 29 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 AND ENDING 6/30/2022
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Windward Capital, Inc. KMHT Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Straube Center Blvd, Ste H10
(No. and Street)

Pennington NJ 08534
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Ste 300 Dallas TX 75254
(Address) (City) (State) (Zip Code)

10/16/2003 659
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sean F. Lawton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Windward Capital, Inc., as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMUEL RAMOS - NOTARY PUBLIC - 50071050
THE GREAT SEAL OF THE STATE OF NEW JERSEY
My Comm. Exp. 11-01-2022

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Windward Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Windward Capital, Inc. (the Company) as of June 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 26, 2022

We have served as the Company's auditor since 2016.

WINDWARD CAPITAL, INC.
Statement of Financial Condition
June 30, 2022

ASSETS

Cash	$	7,622
Other assets		1,335
Total Assets	$	8,957

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	550
Stockholder's Equity		
Common Stock, $1 par value, 5,000 shares authorized, issued and outstanding		5,000
Additional paid-in capital		404,958
Accumulated deficit		(401,551)
Total stockholder's equity		8,407
Total Liabilities and Stockholder's Equity	$	8,957

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Operations
For the Year Ended June 30, 2022

Revenue	
Advisory fees	$ 8,000
Private placement fees	17,500
Total revenue	25,500
Expenses	
Professional fees	32,100
Regulatory fees	3,822
Other expenses	16,127
Total expenses	52,049
Net Loss	$ (26,549)

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2022

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at June 30, 2021	5,000	$5,000	$378,458	$(375,002)	$ 8,456
Additional capital contributed	0	0	26,500	0	26,500
Net loss	0	0	0	(26,549)	(26,549)
Balances at June 30, 2022	5,000	$5,000	$404,958	$(401,551)	$ 8,407

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Cash Flows
For the Year Ended June 30, 2022

Cash flows from operating activities	
Net loss	$ (26,549)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Change in other assets	(548)
Change in liabilities	(2,050)
Net cash used in operating activities	(29,147)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Additional capital contributed	26,500
Net cash provided (used) by financing activities	26,500
Net increase (decrease) in cash	(2,647)
Cash at beginning of the year	10,269
Cash at end of the year	$ 7,622

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Notes to Financial Statements
June 30, 2022

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Windward Capital, Inc. (the "Company") was organized in July 2006 as a Texas corporation. The Company is located in Dallas, Texas.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC Staff Guidance and accordingly limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Therefore, the Company has no obligations related to the reserve computation or possession and control requirements under Rule 15c3-3 for these business activities.

The Company has not had any customer security transactions.

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue Recognition

The Company has two primary lines of business: (i) private placements and (ii) mergers and acquisitions ("M&A") advisory services. Revenue subject to the guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606 – *Revenue from Contracts with Customers* is included in the private placement or M&A fees line items within the statement of operations.

Private Placement Fees: The Company acts as an agent for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from private placements in which the Company acts as an agent. Revenue is recognized on the closing date (the date on which the issuing entity receives cash from the lender or investor). The Company believes that the closing date is the appropriate point in time to recognize revenue for private placement transactions as there are no significant actions which the Company needs to take subsequent to this date, and the issuer obtains the control and benefit of the private placement at that point. In the event that transactions are not completed, the Company immediately expenses those costs.

M&A Advisory Fees: The Company provides advisory services on M&A transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company has not recorded an allowance for credit losses due to no history of losses, and there were no receivables as of June 30, 2022. There was no opening balance of receivables.

The economic conditions which affect the Company's operations are related to overall trends in the economy and capital markets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes, whereby the Company's taxable income or loss pass through to its shareholder; therefore, there is no provision for federal income taxes. As of June 30, 2022, open Federal tax years subject to examination include the tax years ended December 31, 2015 through June 30, 2020.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $7,072, which was $2,072 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

Note 3 - Related Party Transactions

During the year ended June 30, 2022, the Company had no related party transactions.

Note 4 - Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2022

Schedule I

WINDWARD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2022

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 8,407
Deductions and/or charges Other assets	(1,335)
Net capital before haircuts on securities positions	7,072
Haircuts on securities	0
Net Capital	$ 7,072

Aggregate Indebtedness

Computation of basic net capital requirement: Minimum dollar net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 2,072
Net capital less greater of 10% of aggregate indebtedness or 120% capital requirement	$ 1,072
Ratio of aggregate indebtedness to net capital	0.08 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2022.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Windward Capital, Inc.

We have reviewed management's statements, included in the accompanying Windward Capital, Inc.'s Exemption Report (the exemption report), in which:

1) Windward Capital, Inc. (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) The Company states the Company is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   - The Company limits its business activities exclusively (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and

   - The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
August 26, 2022

Windward Capital
Investment Bankers

Windward Capital, Inc's. Exemption Report

Windward Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Windward Capital, Inc.

I, Sean Lawton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

August 18, 2022

Windward Capital, Inc.
325 North Saint Paul St. Ste 3100
Dallas, Texas 75201